Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31					Three Months Ended March 31, 2003
	1998	1999	2000	2001	2002
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$1,264	$945	$978	$651	$(27)	$151
Plus:
Fixed charges exclusive of capitalized interest	135	164	217	208	168	39
Amortization of capitalized interest	12	10	10	10	11	2
Adjustments for equity affiliates	16	16	20	26	6	2

Total	$1,427	$1,135	$1,225	$895	$158	$194

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$110	$133	$177	$169	$128	$28
Rentals—portion representative of interest	25	31	40	39	40	11

Fixed charges exclusive of capitalized interest	135	164	217	208	168	39
Capitalized interest	9	11	16	13	5	1

Total	$144	$175	$233	$221	$173	$40

Ratio of earnings to fixed charges	9.9	6.5	5.3	4.0	—	4.9

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$(15)	$—